Exhibit 99.2

SCAN TO
VIEW MATERIALS & VOTE

REE AUTOMOTIVE LTD.
KIBBUTZ GLIL-YAM 4690500 ISRAEL

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V61358-P25786 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

REE AUTOMOTIVE LTD.

The Board of Directors recommends you vote FOR the following proposals:

1. To re-elect each of Mr. Carlton Rose, Mr. Hicham Abdessamad, Mr. Ittamar Givton, Mr. Rajesh Goel, Mr. Ahishay Sardes and Mr. Daniel Barel to serve as a director of the Company, each to hold office until the close of business on the date of the next annual general meeting of shareholders and until his respective successor is duly elected and qualified, or until such individual's earlier resignation or retirement.

	For	Against	Abstain
1a. Mr. Carlton Rose	☐	☐	☐
1b. Mr. Hicham Abdessamad	☐	☐	☐
1c. Mr. Ittamar Givton	☐	☐	☐
1d. Mr. Rajesh Goel	☐	☐	☐
1e. Mr. Ahishay Sardes	☐	☐	☐
1f. Mr. Daniel Barel	☐	☐	☐

	For	Against	Abstain
2. To approve an amendment to the Company's Amended and Restated Articles of Association to increase the authorized share capital of the Company by 22,000,000 Class A Ordinary Shares, such that following the increase, the authorized share capital shall consist of 55,333,333 Class A Ordinary Shares, without par value, and 2,780,570 Class B Ordinary Shares, without par value.	☐	☐	☐
3. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024, and its service until the next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm.	☐	☐	☐

NOTE: Should any other matter requiring a vote of the shareholders arise, the proxies named herein are authorized to vote in accordance with their best judgment in the interest of the Company.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by duly authorized officer, giving full title as such.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING: The Notice and Proxy Statement is available at www.proxyvote.com. V61359-P25786 REE AUTOMOTIVE LTD. ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 6, 2025 12:00 P.M. ISRAEL TIME THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder(s) hereby appoint(s) Mr. Daniel Barel and Mr. Hai Aviv, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares (Class A ordinary shares and Class B ordinary shares) of REE AUTOMOTIVE LTD. that the shareholder(s) is/are entitled to vote as of the close of business on January 27, 2025 at the Annual General Meeting of Shareholders to be held at 12:00 p.m. Israel time, on March 6, 2025, at the Company’s headquarters at Kibbutz Glil-Yam, Israel, and any adjournment or postponement thereof. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS, IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked. CONTINUED AND TO BE SIGNED ON REVERSE SIDE